Exhibit 99.1

Gauzy Ltd. to Reschedule Third Quarter 2025 Earnings Release

Discloses that Insolvency Proceedings Have Commenced Related to Certain French Subsidiaries

Gauzy Adamantly Opposes the Proceedings and Plans to Appeal as Soon as Possible

Gauzy Working with Lending Group to Ensure Financial Viability of Its French Subsidiaries

TEL AVIV, Israel – November 14, 2025 – Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today shared that it will not be releasing its financial results for the third quarter of 2025 on November 14 as previously planned. This postponement is unrelated to Gauzy's third quarter performance. The Company will update the timing of release of its financial results as soon as practical.

The reason for the delay is that, during a hearing held on November 13, 2025, the Commercial Court of Lyon, France, ordered the commencement of French law insolvency proceedings (“Redressement Judiciaire”) relating to three subsidiaries of Gauzy located in France. As is customary in such proceedings, the court ordered the appointment of two administrators and a creditor representative, responsible for advising the Company’s three subsidiaries in these proceedings. The Company strongly disagrees with the French court’s ruling and plans to have its subsidiaries appeal the decision of the court as soon as possible, while concurrently working collaboratively with the French administrators to quickly resolve the matter. The Company and its subsidiaries plan to continue normal operations as they seek to meet customer demand.

Eyal Peso, Co-founder and CEO, commented, “Over the last three and a half years Gauzy has invested over $50 million in our people, assets, and operations in France. We fundamentally disagree with this decision, which we believe is unwarranted, and plan to appeal as soon as possible. Gauzy has immediately started working with the court appointed administrators to resolve this matter while ensuring business continuity for its employees, customers, and other valued stakeholders.”

Background of Proceedings

Redressement Judiciaire are French insolvency proceedings aimed at preserving a company’s business and operations, maintaining employment and repaying creditors while allowing for a plan to enable its recovery.

Gauzy plans to have its subsidiaries appeal the decision to the Court of Appeal of Lyon as soon as possible and is currently working to ensure its subsidiaries have the financial means to meet their debts as they become due. However, pending this appeal, the insolvency proceedings will continue.

Gauzy remains committed to complete transparency, and as such will provide updated information on these proceedings as soon as more information is available.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict including, without limitation, the following: the outcome of the insolvency proceedings commenced in France and the overall impact they may have on the Company’s operations and financial condition; Gauzy invests significant effort and capital seeking validation of its light and vision control products with OEMs and Tier 1 suppliers, mainly in the aeronautics and automobile markets, and there can be no assurance that it will win production models, which could adversely affect its future business, results of operations and financial condition; failure to make competitive technological advances will put Gauzy at a disadvantage and may lead to a negative operational and financial outcome; Gauzy being an early growth-stage company with a history of losses and its anticipation that it expects to continue to incur significant losses for the foreseeable future; its operating results and financial condition have fluctuated in the past and may fluctuate in the future; it is exposed to high repair and replacement costs; it may not be able to accurately estimate the future supply and demand for its light and vision control products, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue; if it fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays; the estimates and forecasts of market opportunity and market growth it provides may prove to be inaccurate, and it cannot assure that its business will grow at similar rates, or at all; it may be unable to adequately control the capital expenditures and costs associated with its business and operations; it may need to raise additional capital before it can expect to become profitable from sales of its light and vision control products, which such additional capital may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations; shortages in supply, price increases or deviations in the quality of the raw materials used to manufacture its products could adversely affect its sales and operating results; its business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine; it is subject to, and must remain in compliance with, numerous laws and governmental regulations across various countries concerning the manufacturing, use, distribution and sale of its light and vision control products, and some of its customers also require that it complies with other unique requirements relating to these matters; if it is unable to obtain, maintain and protect effective intellectual property rights for its products throughout the world, it may not be able to compete effectively in the markets in which it operates; the market price of its ordinary shares may be volatile or may decline steeply or suddenly regardless of its operating performance, and it may not be able to meet investor or analyst expectations; its indebtedness could adversely affect its ability to raise additional capital to fund operations, limit its ability to react to changes in the economy or its industry and prevent it from meeting its financial obligations; it has limited operating experience as a publicly traded company in the United States; conditions in Israel could materially and adversely affect its business; and any other risks and uncertainties, including, but not limited to, the risks and uncertainties in the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com